Exhibit 99.1

KEY PROJECTS ADVANCE

AS BARRICK KEEPS TIGHT FOCUS

ON VALUE CREATION AND GROWTH

TORONTO – AUGUST 12, 2024	NYSE: GOLD
ALL AMOUNTS EXPRESSED IN U.S. DOLLARS	TSX: ABX

Barrick Gold Corporation today reported increased earnings and production for its second quarter, in line with guidance, and said the Company was on track for a strong second half of the year.

Net earnings[1] were up 25% and the attributable EBITDA margin[2] was up 17% quarter on quarter to 48% with strong operating cash flows of $1.16 billion and a material increase in free cash flow[3] to $340 million. Net earnings per share were up 24% to $0.21, adjusted net earnings per share[4] increased by 68% to $0.32, and the quarterly dividend was maintained at $0.10 per share.

President and chief executive Mark Bristow said while steering the Company towards the achievement of its 2024 guidance, management was also maintaining its focus on value creation and growth.

Key projects designed to boost production and expand the asset base include the recently permitted Goldrush mine in Nevada which is ramping up to annual production in excess of 400,000 ounces by 2028[5] while the adjacent Fourmile project, 100% owned by Barrick, is shaping up as a new Tier One[6] mine with a potential gold production in excess of 500,000 ounces per annum over more than two decades.[7]

In the Dominican Republic, Pueblo Viejo is completing an expansion project designed to increase gold production to more than 800,000 ounces beyond 2040.[8]

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q2 2024	Q1 2024	Q2 2023

Realized gold price[9,10] ($ per ounce)	2,344	2,075	1,972

Realized copper price[9,10] ($ per pound)	4.53	3.86	3.70

Net earnings[1] ($ millions)	370	295	305

Adjusted net earnings[4] ($ millions)	557	333	336

Attributable EBITDA[2] ($ millions)	1,289	907	988

Net cash provided by operating activities ($ millions)	1,159	760	832

Free cash flow[3] ($ millions)	340	32	63

Net earnings per share ($)	0.21	0.17	0.17

Adjusted net earnings per share[4] ($)	0.32	0.19	0.19

Attributable capital expenditures[11,12] ($ millions)	694	572	588
Operating Results	Q2 2024	Q1 2024	Q2 2023

Gold

Production[9] (thousands of ounces)	948	940	1,009

Cost of sales (Barrick’s share)[9,13] ($ per ounce)	1,441	1,425	1,323

Total cash costs[9,14] ($ per ounce)	1,059	1,051	963

All-in sustaining costs[9,14] ($ per ounce)	1,498	1,474	1,355

Copper

Production[9,15] (thousands of tonnes)	43	40	48

Cost of sales (Barrick’s share)[9,16] ($ per pound)	3.05	3.20	2.84

C1 cash costs[9,17] ($ per pound)	2.18	2.40	2.28

All-in sustaining costs[9,17] ($ per pound)	3.67	3.59	3.13
Financial Position	As at 6/30/24	As at 3/31/24	As at 6/30/23

Debt (current and long-term) ($ millions)	4,724	4,725	4,774

Cash and equivalents ($ millions)	4,036	3,942	4,157

Debt, net of cash ($ millions)	688	783	617

Best Assets

∎	In line Q2 performance positions Barrick to deliver on gold production guidance for 2024

∎	Net earnings[1] up 25% on Q1 and attributable EBITDA margin[2] up 17% to 48%

∎	Higher production and lower costs expected in H2

∎	Pueblo Viejo production growth and cost improvement expected in H2 driven by recovery optimization

∎	Porgera delivers successful plant completion test; ramp-up to capacity remains on track for 2024

∎	Lower costs at Lumwana combined with higher prices drive 124% increase in group’s quarterly copper margins[18]

∎	Stronger H2 at Lumwana to drive delivery on group copper production guidance for 2024

∎	Reko Diq and Lumwana feasibility studies on track for completion by year-end

∎	Ten rigs now drilling extensive definition program at Fourmile; initial results confirm modelled extensions to mineralization, validating the geological model

∎	Results from disciplined brownfields exploration on track to replace annual depletion and identify further upside opportunities around Barrick’s operations in North America, Latin America and Africa & Middle East

Leader in Sustainability

∎	33% decrease in total recordable injuries from Q1

∎	Lost Time Injury-free month for the group in June

∎	Finalization of Barrick’s Biodiversity tool to measure No Net Loss and Net Gain

∎	Lumwana Environmental and Social Impact Assessment (ESIA) completed and submitted to authorities for review

∎	Reko Diq ESIA on track to be submitted in Q3

∎	Porgera provides humanitarian and logistical support to communities affected by the Mulitaka landslide

Delivering Value

∎	Q2 operating cash flow of $1.16 billion — up 53% on Q1 — and free cash flow[3] of $340 million

∎	24% increase in net earnings per share quarter on quarter to $0.21 and 68% increase in adjusted net earnings[4] per share to $0.32

∎	Share buyback recommences capturing embedded value in business and growth pipeline

∎	Debt, net of cash reduced by 12% quarter on quarter

∎	$0.10 per share dividend declared

BARRICK SECOND QUARTER 2024	2	PRESS RELEASE

CONTINUED FROM PAGE 1

“On the copper side of the business, two world-class projects are set to deliver into a rising price and demand market. In Zambia, the Lumwana super pit expansion will increase the mine’s production from 130,000 tonnes to 240,000 tonnes per annum19 while the Reko Diq project in Pakistan is targeting 400,000 tonnes of copper and 500,000 ounces of gold per annum20,” Bristow said.

“The strong cash flows from our operations will fund these and other developments while our robust balance sheet will support the forecast growth and dividends. In the meantime, Barrick’s unparalleled ability to replace reserve depletion organically will continue to enhance the scope and quality of our existing asset base.”

During the past quarter Barrick launched what is believed to be the industry’s first comprehensive biodiversity assessment tool. It was produced in collaboration with external experts and incorporates local knowledge and priorities to establish baselines and identify residual impacts. The development of the tool is another milestone in achieving Barrick’s differentiated sustainability strategy aimed at making a tangible difference on the ground, where it matters most.

“We are using this tool at all our sites which allows us to quantify both positive and negative impacts on biodiversity across our operations worldwide. This informed approach will guide targeted actions to take our already established rehabilitation and key biodiversity conservation initiatives to another level,” Bristow said.

Q2 2024 Results Presentation

Webinar and Conference Call

Mark Bristow will host a live presentation of the results today at 11:00 AM ET, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US/Canada (toll-free), 1 844 763 8274

UK (toll), +44 20 3795 9972

International (toll), +1 647 484 8814

The Q2 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

BARRICK DECLARES Q2 DIVIDEND

AND BUYS BACK SHARES

Barrick today announced the declaration of a dividend of $0.10 per share for the second quarter of 2024. The dividend is consistent with the Company’s Performance Dividend Policy announced at the start of 2022.

The Q2 2024 dividend will be paid on September 16, 2024 to shareholders of record at the close of business on August 30, 2024.

In addition to the dividend, Barrick repurchased 2.95 million shares during the second quarter under the $1 billion share buyback program that was announced in February 2024.

“The continued strength of our balance sheet and our world-class gold and copper asset base allow us to distribute a robust quarterly dividend whilst maintaining ample liquidity to invest in growing our business. Additionally, we took the opportunity to buy back stock at a compelling valuation,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

BARRICK SECOND QUARTER 2024	3	PRESS RELEASE

NORTH PORTAL

NEVADA
GOLD MINES
OPERATED BY BARRICK
GOLDRUSH
GRUG

BARRICK’S STRATEGIC FOCUS

ON TIER ONE ASSETS DELIVERS TWO

HIGH-POTENTIAL PROSPECTS IN NEVADA

Barrick’s sector-leading portfolio of Tier One6 gold mines is set to be expanded significantly as it advances the development of the recently permitted Goldrush mine, part of Nevada Gold Mines, and the adjacent Fourmile project, which is 100% owned by Barrick.

Goldrush is successfully ramping up underground production, aiming for a more than 35% increase next year, heading to an annual output in excess of 400,000 ounces by 2028 (100% basis).5 The mine’s development plan incorporates drill platform access to support future growth through conversion of the mineral resource base, currently standing at 9.8 million ounces at 5.88g/t within indicated with a further 4.2 million ounces at 5.4g/t in the inferred category (100% basis).21

At Fourmile, drilling has confirmed a grade which is consistently double that of Goldrush’s along the 2.5-kilometer strike length of mineralization. Ten diamond core rigs are currently on-site drilling in support of an updated mineral resource statement at the end of the year. Prefeasibility options are being assessed for a year-end decision on an asset that is demonstrating the potential for annual production in excess of 500,000 ounces over more than two decades.7 Fourmile’s proximity to the permitted Goldrush mine will facilitate its advancement.

“This is a unique two-in-one opportunity to expand Barrick’s value foundation in Nevada,” says Mark Bristow. “It highlights the great growth opportunities embedded in our asset base and our ability to identify and extract the enormous value they represent.”

BARRICK SECOND QUARTER 2024	4	PRESS RELEASE

GIANT COPPER PROJECT

STARTS TAKING SHAPE IN PAKISTAN

At a time when new copper opportunities are rare to non-existent, Barrick is demonstrating the value of its long-term growth strategy and its early decision to expand its copper portfolio by rapidly advancing the Reko Diq project in Pakistan.

Scheduled to deliver its first concentrate before the end of 2028, Reko Diq is one of the world’s largest undeveloped copper-gold deposit. With an estimated life of mine of 40 years, and with exploration targets supporting the potential to double that, Reko Diq will not only elevate Barrick into the front rank of copper producers, but is destined to economically transform the Balochistan province as well as to be a major growth engine for Pakistan.20

The Reko Diq feasibility study remains on track for completion by the end of this year and, in the meantime, the construction of key enabling infrastructure is underway. Long lead items are being ordered so that work on the processing facility construction can start immediately once the final investment approval is given.

The workforce on site is growing, and in line with Barrick’s global policy of local recruitment, 77% of direct employees are from Balochistan and 94% are Pakistani nationals. To build capacity as the project grows — by the end of next year it will be employing an estimated 2,500 people — a skills-based technical training center has been established for young people from the area. The first group of 60 men and 80 women has been enrolled as trainees. At Barrick’s Veladero mine in Argentina, nine young Pakistani graduates are being trained for leadership roles at Reko Diq.

Central to the success of the project is the establishment and maintenance of a strong social license to operate and Reko Diq is delivering significant social advancement programs shaped by the community development committees it established. These include the establishment of two local healthcare centers, in partnership with a leading healthcare network, which provide free medical services to the community. All four local villages now have access to potable water and five primary schools have been opened.

BARRICK SECOND QUARTER 2024	5	PRESS RELEASE

In the Dominican Republic, the Margajita River has been restored to its natural state, bringing back fishing activity to the area.

BARRICK’S LEADERSHIP IN SUSTAINABLE MINING

CONFIRMED BY NEW BIODIVERSITY TOOL

In a pioneering development for sustainable mining, Barrick has put into practice a tool designed to transform how the Company assesses its impact on biodiversity.

This innovative step marks a significant departure from traditional methods of qualifying impacts, empowering Barrick to measure its biodiversity impacts, both negative and positive, with greater accuracy and clarity.

The tool, named the Biodiversity Residual Impact Assessment tool (BRIA), is the product of years of research and collaboration with third-party experts. Driven by a commitment to align corporate goals with rigorous scientific standards, BRIA goes beyond mere estimations and guesswork, offering tangible metrics that inform actionable conservation strategies and, in time to come, targets to measure against.

“At Barrick, we recognize the importance of setting goals that are not only ambitious but also grounded in scientific evidence,” says Grant Beringer, Barrick’s sustainability executive. “This tool allows us to quantify both positive and negative impacts on biodiversity across our operations worldwide. This capability is an important step in our journey towards sustainable mining.”

Central to Barrick’s approach is the integration of Key Biodiversity Features (KBFs) into its Biodiversity Standard. These features, identified through comprehensive ecological assessments and baselines, represent critical habitats and species that are prioritized for conservation or rehabilitation efforts. BRIA facilitates the development of Measurable Conservation Actions (MCAs), making sure that every initiative is tailored to maximize positive outcomes for biodiversity. It’s a tool that was designed largely for Barrick’s operations but will also be used to quantify impacts on some of its external conservation initiatives such as the support it provides to the Garamba National Park in the DRC.

The tool has already been trialed at two of its operations, Carlin and Pueblo Viejo, and has quantified the positive impacts Barrick has had in terms of its efforts on riparian habitat restoration and conservation in both regions. The tool will elevate the Biodiversity Action Plans (BAPs), developed by each site and part of Barrick’s Sustainability Scorecard, by helping the sites focus their actions on those areas that are the most important from a habitat perspective. The tool also unlocks an opportunity to direct its reclamation actions at its closed mines to ensure that maximum biodiversity values at these sites are achieved.

“Our commitment to biodiversity conservation is not just a component of our sustainability strategy; it’s a fundamental part of how we do business,” says Mark Bristow. “With BRIA we are able to measure, monitor and mitigate our impact on biodiversity with greater certainty, empowering us to take proactive steps towards preserving natural ecosystems, while enhancing the resilience of species and habitats.”

The deployment of BRIA underscores Barrick’s leadership in sustainable mining and sets a new standard for the industry. By embracing data-driven insights and fostering partnerships with local communities and conservation experts, Barrick aims to achieve meaningful and lasting impacts on biodiversity conservation.

BARRICK SECOND QUARTER 2024	6	PRESS RELEASE

PIONEERING PROCESS CONTROL IMPROVEMENTS

Harnessing the latest technology to improve process controls has enabled Barrick to increase throughput and advance plans to reduce cyanide consumption.

Nevada Gold Mines’ Gold Quarry roaster — the older of the complex’s two roasters — is being extensively upgraded in a $67 million project (on a 100% basis) designed to increase its total throughput rate by 20%, improving cost efficiency and gold production. The final phase of the upgrade started late in Q2 and includes additional quench and solution cooling capacity and other major components. The project also includes the replacement of the sulphur dioxide converter supporting our emission controls.

At Kibali in the Democratic Republic of Congo, a cyanide recovery plant has been commissioned in what is the mining industry’s first full-scale application of an upflow reactor technology, which recycles the cyanide instead of destroying it. The plant is achieving its cyanide reduction design performance, maintaining cyanide in the tailings to below the 50ppm target, while delivering an above-expectation additional gold recovery of 0.85%.

In the hunt for alternative leaching agents, testwork at Bulyanhulu in Tanzania has shown that a glycine-assisted leach in the cyanide-in-leach circuit significantly reduces cyanide consumption and reduces detoxification requirements. Glycine amenability bulk and pilot tests are also being conducted at Kibali and Loulo in Africa, as well as Nevada Gold Mines and at Veladero in Argentina, alongside evaluation of other lixiviant products.

SHAPING THE NEXT GENERATION OF LEADERS

Reko Diq, Barrick’s mega-project in Pakistan, is still at the infrastructure pre-construction stage but the Company is already investing in the creation of a local skills pool from which the future mine will draw its managers and operators.

This has started at the very beginning of the educational process, with the establishment of five junior schools where none had previously existed in this remote and underdeveloped part of Balochistan and extends all the way to the Veladero mine in Argentina, where Barrick has sent a cohort of promising young Pakistani graduates to learn firsthand how a successful mine is run.

“Here and throughout the global Barrick Group our goal is to cultivate a new generation of employees by equipping them with the tools required to address the technical, operational and managerial challenges presented by a dynamic mining industry in a rapidly evolving world,” says Mark Bristow.

“Barrick has the industry’s best assets and we need the best people to extract their full value. Our policy is to employ our host countries’ nationals and then to empower them through a combination of theoretical and practical training, hands-on field experience and personalized mentoring to run our world-class mines. We demonstrated the success of this approach decades ago in Africa where we elected to create our own skills pool rather than to rely on expatriates, and where our Tier One mines have long been run almost entirely by local workforces and management teams.”

The Africa & Middle East region continues to be a leading force in talent development. The recently established Barrick Academy at the former Buzwagi mine in Tanzania has already produced 582 graduates and is aiming to train a further 2,000 foremen and supervisors over the next two years. Both the North America and Latin America regions are developing similar programs as the Barrick Academy concept is rolled out across the group.

In Nevada, a specialized training mine was established in 2022 to equip operational new hires, particularly those with no mining experience, to work safely and efficiently. It has since graduated more than 600 operators and is expanding its curriculum to cater to supervisors.

Pueblo Viejo in the Dominican Republic has inaugurated a Leadership School with a first intake of 32 employees in partnership with the country’s National Institute of Education for Technical Professionals. Management experts will lead a broad range of courses designed to guide the development of future leaders within the workforce. At Veladero in Argentina, where there is a strong focus on increasing the proportion of female employees, 24 women from the local community have been enrolled in a new Truck Operators Training Program which combines theoretical knowledge with hands-on practice in the field.

“The cornerstone of Barrick’s global leadership development framework is our executive and management programs, reserved for high-potential performers. Since its inception in 2019, 22 employees have graduated from the executive program and 155 from the management program. We are well placed to ensure that Barrick will be a forward-facing, modern mining business far into the future,” says Bristow.

BARRICK SECOND QUARTER 2024	7	PRESS RELEASE

Mark Bristow (center) visits Kibali in May.

EXPLORATION SUCCESS, CAPITAL INVESTMENT

AND RESERVE GROWTH TO SUSTAIN KIBALI’S

PRODUCTION PROFILE

Africa’s largest gold mine, Kibali, continues to deliver growth as its strong record of replenishing reserves and resources, and further investment in technology and capacity, position it to sustain its annual production of more than 700,000 ounces (on 100% basis) past the current 10-year horizon to 15 years and beyond.22

Speaking to local media and other stakeholders, Mark Bristow said Kibali was not only Africa’s largest gold mine but also its most automated and, thanks to its three hydropower stations, a leader in renewable energy. When its back-up solar power plant and battery storage system are commissioned next year, the renewable component of its energy mix will increase to 85%.

“When we started building Kibali 14 years ago, this was one of the DRC’s most underdeveloped regions. The value we created and the infrastructure we built here have since transformed it into a new economic frontier and a flourishing commercial hub, with a community that has grown from 30,000 to over 500,000 people. We’ve promoted this growth through investment in community development and partnering with local businesses we have mentored. Our Azambi power station, for example, was built by an all-Congolese team. Since 2010, Kibali’s payments to local contractors and suppliers have amounted to almost $2.7 billion,” Bristow said.

“In addition, Kibali has written a new chapter in Barrick’s long support for Africa’s biodiversity by partnering with African Parks and the DRC Government to re-introduce a sustainable population of white rhino to the DRC’s Garamba National Park, which the mine also supports in other ways. This means that, together with the Barrick coffee project in the Haut-Uele region aimed at revitalizing the once vibrant Robusta coffee industry which Isiro was previously renowned for, we are not only looking after our host countries in the present but also to their national heritage in the future.”

Bristow said Kibali was built on partnerships with its stakeholders, notably the government and its host communities. Based on its success, Barrick was ready to invest in new gold and copper opportunities in the DRC, provided the government continued to build alongside it.

BARRICK SECOND QUARTER 2024	8	PRESS RELEASE

BARRICK’S SUSTAINABILITY STRATEGY DELIVERS

REAL VALUE TO STAKEHOLDERS

Almost $12 billion of economic value generated by Barrick’s mines last year remained in the countries in which it operates, according to the Company’s 2023 Sustainability Report.

Mark Bristow says real, tangible sustainability can only be achieved through a holistic approach aligned to the United Nation’s Sustainable Development Goals. Barrick’s conformance with ESG standards is a natural by-product of its sustainable business philosophy and not its driver.

“Barrick’s distinctive approach to sustainability has evolved over many years, guided by the operational experience gained at its worldwide operations, the partnership philosophy at the heart of its business and the Company’s belief that all stakeholders should benefit from the value it creates,” he says. In 2023, 97% of its employees were host country nationals and $43 million has been invested by the Company’s pioneering Community Development Committees (CDCs) in education, healthcare, food security, the environment, infrastructure and local economic development. Further details of Barrick’s economic value contribution, including taxes paid, is included in its standalone Tax Contribution Report for 2023.

On the safety front, there was a 21% year-on-year improvement in Barrick’s Lost Time Injury Frequency Rate23 with total injuries reducing from 2022. The Company also recorded its lowest malaria incidence rate, a 33% year-on-year decrease from 17.86% in 2022 to 11.35% in 2023. “Our safety performance has been given additional focused attention with the establishment of new group-wide safety protocols to drive fatal risks down and achieve the zero target we have set ourselves,” Bristow says.

Also in 2023, Barrick achieved the target it set for itself for 2025 of reducing its greenhouse gas emissions by 15%. Its Scope 1 and 2 greenhouse gas emissions have now been reduced by 16% against its 2018 baseline. Barrick will continue to reduce these emissions, with the long-term goal to be Net Zero by 2050. At the same time, it remains on track to achieve its Scope 3 emissions reduction targets which were set in consultation with its suppliers and service providers. Barrick also re-used or recycled 84% of the water it used in its operations, with an 85% recycle rate achieved at its water-stressed sites. Further sustainability metrics, detailed by site, region and at a company level, can be found in the GRI sheet.

Barrick is also targeting no net loss on any Key Biodiversity Features (KBFs) identified at its sites and is contributing positively to the conservation of high-risk biodiversity features. “This is best illustrated by the successful, and ongoing, reintroduction of white rhinos to the Garamba National Park in the Democratic Republic of Congo. Today, these rhinos are safely roaming a park previously considered lost to poachers and nomad herders. Its restoration means that the surrounding communities can look forward to a secure future and one that holds the promise of eco-tourism’s economic awards,” says Bristow.

Barrick’s fourth annual Sustainability Update webinar was held earlier this month. Visit our website to download the presentation and replay the event.

BARRICK SECOND QUARTER 2024	9	PRESS RELEASE

Porgera employees are embedded at the Enga Provincial Government’s disaster relief center in Wabag to assist with all aspects of the rehabilitation effort.

Temporary shelter is provided for the affected families and communities.

PORGERA REMAINS ON TRACK

DESPITE MULITAKA LANDSLIDE CHALLENGES

Despite the operational challenges presented by the recent Mulitaka landslide, Porgera Gold Mine has met or exceeded its targets since resuming mining in December last year, with gold production and performance on all-in sustaining costs14 for the first half of the year setting the mine up to achieve full year guidance.

Mark Bristow, who was in the country to review New Porgera Limited’s (NPL) second quarter results, said keeping Porgera open in the wake of the landslide allowed for a swift response by the mine to the collective recovery effort while sustaining the mine’s contribution to the provincial and national economies.

“Reacting rapidly to the disaster, our teams put into operation an air bridge and a temporary pipe across the slip to be able to supply fuel and essential goods not only to the mine but to local businesses serving the tens of thousands of residents of the Porgera valley. The cooperation of the Mulitaka community is essential to keeping these lifelines open until the permanent bypass road can be completed,” Bristow said, expressing his deepest sympathies to the families and friends of victims of the landslide and reaffirming NPL’s commitment to impacted communities.

“Porgera employees have been on the ground in Mulitaka daily and are embedded at the Enga Provincial Government’s disaster relief center in Wabag to assist with all aspects of the rehabilitation effort. These include the delivery of essential goods and fuel while contributing geotechnical expertise to assist with ground stabilization and the design of the new bypass road. Barrick and JV-partner Zijin also jointly contributed $1 million towards relief efforts, approximately half of which has already been deployed.”

During his visit, Bristow met with Prime Minister James Marape, Enga Governor Sir Peter Ipatas and Provincial Administrator Sandis Tsaka to exchange views on the

Mulitaka recovery, the New Porgera Community Development Agreement (CDA) negotiations, and other issues of common interest. It was agreed that the CDA must be consistent with the New Porgera project agreements and ensure that fair and equitable benefits reach all eligible landowners and the wider Porgeran community, as well as provincial and national stakeholders.

“NPL stands ready to pay benefits directly to landowner households, without going through middlemen, once the CDA is executed. The mine would make additional infrastructure contributions to the project footprint area through effective use of the tax credit scheme in collaboration with local and provincial authorities,” Bristow said.

NPL currently employs 2,500 people, of whom 57% are from Porgera and Enga, 40% from the rest of Papua New Guinea and 3% expatriates. First gold, following the resumption of operations at the mine, was poured in January, electricity from the Hides power plant in Hela Province was restored in April and a throughput performance test agreed to with Papua New Guinea was achieved in June, four months ahead of schedule.

Bristow singled out the lack of law and order as the greatest threat to the continued operation and profitability of the mine, requiring the active support of all stakeholders to ensure that Porgera could continue to deliver benefits in line with its potential as a Tier One asset.

BARRICK SECOND QUARTER 2024	10	PRESS RELEASE

2024 Operating and Capital Expenditure Guidance

 GOLD PRODUCTION AND COSTS

	2024 forecast attributable production (000s oz)	2024 forecast cost of sales[13] ($/oz)	2024 forecast total cash costs[14] ($/oz)	2024 forecast all-in sustaining costs[14] ($/oz)

Carlin (61.5%)	800 - 880	1,270 - 1,370	1,030 - 1,110	1,430 - 1,530

Cortez (61.5%)[24]	380 - 420	1,460 - 1,560	1,040 - 1,120	1,390 - 1,490

Turquoise Ridge (61.5%)	330 - 360	1,230 - 1,330	850 - 930	1,090 - 1,190

Phoenix (61.5%)	120 - 140	1,640 - 1,740	810 - 890	1,100 - 1,200

Nevada Gold Mines (61.5%)	1,650 - 1,800	1,340 - 1,440	980 - 1,060	1,350 - 1,450

Hemlo	140 - 160	1,470 - 1,570	1,210 - 1,290	1,600 - 1,700

North America	1,750 - 1,950	1,350 - 1,450	1,000 - 1,080	1,370 - 1,470

Pueblo Viejo (60%)	420 - 490	1,340 - 1,440	830 - 910	1,100 - 1,200

Veladero (50%)	210 - 240	1,340 - 1,440	1,010 - 1,090	1,490 - 1,590

Porgera (24.5%)[25]	50 - 70	1,670 - 1,770	1,220 - 1,300	1,900 - 2,000

Latin America & Asia Pacific	700 - 800	1,370 - 1,470	920 - 1,000	1,290 - 1,390

Loulo-Gounkoto (80%)	510 - 560	1,190 - 1,290	780 - 860	1,150 - 1,250

Kibali (45%)	320 - 360	1,140 - 1,240	740 - 820	950 - 1,050

North Mara (84%)	230 - 260	1,250 - 1,350	970 - 1,050	1,270 - 1,370

Bulyanhulu (84%)	160 - 190	1,370 - 1,470	990 - 1,070	1,380 - 1,480

Tongon (89.7%)	160 - 190	1,520 - 1,620	1,200 - 1,280	1,440 - 1,540

Africa & Middle East	1,400 - 1,550	1,250 - 1,350	880 - 960	1,180 - 1,280

Total Attributable to Barrick[26,27,28]	3,900 - 4,300	1,320 - 1,420	940 - 1,020	1,320 - 1,420

 COPPER PRODUCTION AND COSTS

	2024 forecast attributable production (000s tonnes)[15]	2024 forecast cost of sales[16] ($/lb)	2024 forecast C1 cash costs[17] ($/lb)	2024 forecast all-in sustaining costs[17] ($/lb)

Lumwana	120 - 140	2.50 - 2.80	1.85 - 2.15	3.30 - 3.60

Zaldívar (50%)	35 - 40	3.70 - 4.00	2.80 - 3.10	3.40 - 3.70

Jabal Sayid (50%)	25 - 30	1.75 - 2.05	1.40 - 1.70	1.70 - 2.00

Total Attributable to Barrick[28]	180 - 210	2.65 - 2.95	2.00 - 2.30	3.10 - 3.40

 ATTRIBUTABLE CAPITAL EXPENDITURES12

($millions)

Attributable minesite sustaining[11,12]	1,550 - 1,750

Attributable project[11,12]	950 - 1,150

Total attributable capital expenditures[12]	2,500 - 2,900

2024 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2024 guidance assumption	Hypothetical change	Impact on EBITDA[2] (millions)	Impact on TCC and AISC[14,17]

Gold price sensitivity	$1,900/oz	+/- $100/oz	+/- $550	+/- $5/oz

Copper price sensitivity	$3.50/lb	+/- $0.25/lb	+/- $110	+/- $0.01/lb

BARRICK SECOND QUARTER 2024	11	PRESS RELEASE

Production and Cost Summary - Gold

	For the three months ended

	6/30/24	3/31/24	% Change	6/30/23	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	401	420	(5)%	458	(12)%

Gold produced (000s oz 100% basis)	653	683	(5)%	744	(12)%

Cost of sales ($/oz)	1,464	1,431	2%	1,357	8%

Total cash costs ($/oz)[b]	1,104	1,081	2%	1,009	9%

All-in sustaining costs ($/oz)[b]	1,636	1,536	7%	1,388	18%

Carlin (61.5%)

Gold produced (000s oz attributable basis)	202	205	(1)%	248	(19)%

Gold produced (000s oz 100% basis)	327	334	(1)%	403	(19)%

Cost of sales ($/oz)	1,390	1,371	1%	1,240	12%

Total cash costs ($/oz)[b]	1,145	1,127	2%	1,013	13%

All-in sustaining costs ($/oz)[b]	1,805	1,687	7%	1,407	28%

Cortez (61.5%)[c]

Gold produced (000s oz attributable basis)	102	119	(14)%	110	(7)%

Gold produced (000s oz 100% basis)	166	194	(14)%	178	(7)%

Cost of sales ($/oz)	1,366	1,329	3%	1,346	1%

Total cash costs ($/oz)[b]	1,013	946	7%	972	4%

All-in sustaining costs ($/oz)[b]	1,447	1,341	8%	1,453	0%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	72	62	16%	68	6%

Gold produced (000s oz 100% basis)	118	101	16%	112	6%

Cost of sales ($/oz)	1,603	1,733	(8)%	1,466	9%

Total cash costs ($/oz)[b]	1,235	1,359	(9)%	1,088	14%

All-in sustaining costs ($/oz)[b]	1,505	1,655	(9)%	1,302	16%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	25	34	(26)%	29	(14)%

Gold produced (000s oz 100% basis)	42	54	(26)%	46	(14)%

Cost of sales ($/oz)	2,018	1,595	27%	2,075	(3)%

Total cash costs ($/oz)[b]	781	767	2%	948	(18)%

All-in sustaining costs ($/oz)[b]	1,167	944	24%	1,132	3%

Long Canyon (61.5%)[d]

Gold produced (000s oz attributable basis)	—	—	— %	3	(100)%

Gold produced (000s oz 100% basis)	—	—	— %	5	(100)%

Cost of sales ($/oz)	—	—	— %	1,640	(100)%

Total cash costs ($/oz)[b]	—	—	— %	637	(100)%

All-in sustaining costs ($/oz)[b]	—	—	— %	677	(100)%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	80	81	(1)%	77	4%

Gold produced (000s oz 100% basis)	133	134	(1)%	128	4%

Cost of sales ($/oz)	1,630	1,527	7%	1,344	21%

Total cash costs ($/oz)[b]	1,024	1,013	1%	840	22%

All-in sustaining costs ($/oz)[b]	1,433	1,334	7%	1,219	18%

BARRICK SECOND QUARTER 2024	12	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	6/30/24	3/31/24	% Change	6/30/23	% Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	137	141	(3)%	141	(3)%

Gold produced (000s oz 100% basis)	172	176	(3)%	176	(3)%

Cost of sales ($/oz)	1,160	1,177	(1)%	1,150	1%

Total cash costs ($/oz)[b]	795	794	0%	801	(1)%

All-in sustaining costs ($/oz)[b]	1,251	1,092	15%	1,245	0%

Kibali (45%)

Gold produced (000s oz attributable basis)	82	76	8%	87	(6)%

Gold produced (000s oz 100% basis)	182	168	8%	195	(6)%

Cost of sales ($/oz)	1,313	1,200	9%	1,269	3%

Total cash costs ($/oz)[b]	868	802	8%	797	9%

All-in sustaining costs ($/oz)[b]	1,086	1,048	4%	955	14%

Veladero (50%)

Gold produced (000s oz attributable basis)	56	57	(2)%	54	4%

Gold produced (000s oz 100% basis)	112	115	(2)%	108	4%

Cost of sales ($/oz)	1,298	1,322	(2)%	1,424	(9)%

Total cash costs ($/oz)[b]	931	961	(3)%	999	(7)%

All-in sustaining costs ($/oz)[b]	1,308	1,664	(21)%	1,599	(18)%

Porgera (24.5%)[e]

Gold produced (000s oz attributable basis)	11	4	175%	—	— %

Gold produced (000s oz 100% basis)	49	14	175%	—	— %

Cost of sales ($/oz)	1,132	—	— %	—	— %

Total cash costs ($/oz)[b]	941	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	1,079	—	— %	—	— %

Tongon (89.7%)

Gold produced (000s oz attributable basis)	45	36	25%	44	2%

Gold produced (000s oz 100% basis)	50	40	25%	49	2%

Cost of sales ($/oz)	1,960	1,887	4%	1,514	29%

Total cash costs ($/oz)[b]	1,716	1,630	5%	1,380	24%

All-in sustaining costs ($/oz)[b]	1,899	1,773	7%	1,465	30%

Hemlo

Gold produced (000s oz)	37	37	0%	35	6%

Cost of sales ($/oz)	1,663	1,715	(3)%	1,562	6%

Total cash costs ($/oz)[b]	1,395	1,476	(5)%	1,356	3%

All-in sustaining costs ($/oz)[b]	1,660	1,754	(5)%	1,634	2%

North Mara (84%)

Gold produced (000s oz attributable basis)	54	46	17%	64	(16)%

Gold produced (000s oz 100% basis)	63	55	17%	77	(16)%

Cost of sales ($/oz)	1,570	1,678	(6)%	1,208	30%

Total cash costs ($/oz)[b]	1,266	1,339	(5)%	942	34%

All-in sustaining costs ($/oz)[b]	1,491	1,753	(15)%	1,355	10%

BARRICK SECOND QUARTER 2024	13	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	6/30/24	3/31/24	% Change	6/30/23	% Change

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	45	42	7%	49	(8)%

Gold produced (000s oz 100% basis)	53	50	7%	58	(8)%

Cost of sales ($/oz)	1,438	1,479	(3)%	1,231	17%

Total cash costs ($/oz)[b]	985	1,044	(6)%	850	16%

All-in sustaining costs ($/oz)[b]	1,243	1,485	(16)%	1,105	12%

Total Attributable to Barrick[f]

Gold produced (000s oz)	948	940	1%	1,009	(6)%

Cost of sales ($/oz)[g]	1,441	1,425	1%	1,323	9%

Total cash costs ($/oz)[b]	1,059	1,051	1%	963	10%

All-in sustaining costs ($/oz)[b]	1,498	1,474	2%	1,355	11%

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Includes Goldrush.

d.

Starting in the first quarter of 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023, as previously reported.

e.

As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from the third quarter of 2020 to the fourth quarter of 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. In the first quarter of 2024, Porgera had gold production but did not have any gold sales.

f.

Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2024	14	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	6/30/24	3/31/24	% Change	6/30/23	% Change

Lumwana

Copper production (thousands of tonnes)[a]	25	22	14%	30	(17)%

Cost of sales ($/lb)	3.15	3.41	(8)%	2.80	13%

C1 cash costs ($/lb)[b]	2.14	2.52	(15)%	2.30	(7)%

All-in sustaining costs ($/lb)[b]	4.36	4.33	1%	3.29	33%

Zaldívar (50%)

Copper production (thousands of tonnes attributable basis)[a]	10	9	11%	10	0%

Copper production (thousands of tonnes 100% basis)[a]	19	19	11%	20	0%

Cost of sales ($/lb)	4.13	3.97	4%	3.89	6%

C1 cash costs ($/lb)[b]	3.12	2.95	6%	3.02	3%

All-in sustaining costs ($/lb)[b]	3.55	3.27	9%	3.73	(5)%

Jabal Sayid (50%)

Copper production (thousands of tonnes attributable basis)[a]	8	9	(11)%	8	0%

Copper production (thousands of tonnes 100% basis)[a]	16	17	(11)%	16	0%

Cost of sales ($/lb)	1.67	1.61	4%	1.61	4%

C1 cash costs ($/lb)[b]	1.34	1.35	(1)%	1.26	6%

All-in sustaining costs ($/lb)[b]	1.53	1.55	(1)%	1.42	8%

Total Attributable to Barrick

Copper production (thousands of tonnes)[a]	43	40	8%	48	(10)%

Cost of sales ($/lb)[c]	3.05	3.20	(5)%	2.84	7%

C1 cash costs ($/lb)[b]	2.18	2.40	(9)%	2.28	(4)%

All-in sustaining costs ($/lb)[b]	3.67	3.59	2%	3.13	17%

a.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2024	15	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended					For the six months ended

	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change

Financial Results ($ millions)

Revenues	3,162	2,747	15%	2,833	12%	5,909	5,476	8%

Cost of sales	1,979	1,936	2%	1,937	2%	3,915	3,878	1%

Net earnings[a]	370	295	25%	305	21%	665	425	56%

Adjusted net earnings[b]	557	333	67%	336	66%	890	583	53%

Attributable EBITDA[b]	1,289	907	42%	988	30%	2,196	1,839	19%

Attributable EBITDA margin[b]	48%	41%	17%	42%	14%	45%	41%	10%

Minesite sustaining capital expenditures[b,c]	631	550	15%	524	20%	1,181	978	21%

Project capital expenditures[b,c]	176	165	7%	238	(26)%	341	464	(27)%

Total consolidated capital expenditures[c,d]	819	728	13%	769	7%	1,547	1,457	6%

Net cash provided by operating activities	1,159	760	53%	832	39%	1,919	1,608	19%

Net cash provided by operating activities margin[e]	37%	28%	32%	29%	28%	32%	29%	10%

Free cash flow[b]	340	32	963%	63	440%	372	151	146%

Net earnings per share (basic and diluted)	0.21	0.17	24%	0.17	24%	0.38	0.24	58%

Adjusted net earnings (basic)[b] per share	0.32	0.19	68%	0.19	68%	0.51	0.33	55%

Weighted average diluted common shares (millions of shares)	1,755	1,756	0%	1,755	0%	1,755	1,775	(1)%

Operating Results

Gold production (thousands of ounces)[f]	948	940	1%	1,009	(6)%	1,888	1,961	(4)%

Gold sold (thousands of ounces)[f]	956	910	5%	1,001	(4)%	1,866	1,955	(5)%

Market gold price ($/oz)	2,338	2,070	13%	1,976	18%	2,203	1,932	14%

Realized gold price[b,f] ($/oz)	2,344	2,075	13%	1,972	19%	2,213	1,938	14%

Gold cost of sales (Barrick’s share)[f,g] ($/oz)	1,441	1,425	1%	1,323	9%	1,433	1,350	6%

Gold total cash costs[b,f] ($/oz)	1,059	1,051	1%	963	10%	1,055	974	8%

Gold all-in sustaining costs[b,f] ($/oz)	1,498	1,474	2%	1,355	11%	1,489	1,362	9%

Copper production (thousands of tonnes)[f,h]	43	40	8%	48	(10)%	83	88	(6)%

Copper sold (thousands of tonnes)[f,h]	42	39	8%	46	(9)%	81	86	(6)%

Market copper price ($/lb)	4.42	3.83	15%	3.84	15%	4.12	3.95	4%

Realized copper price[b,f] ($/lb)	4.53	3.86	17%	3.70	22%	4.21	3.93	7%

Copper cost of sales (Barrick’s share)[f,i] ($/lb)	3.05	3.20	(5)%	2.84	7%	3.12	3.02	3%

Copper C1 cash costs[b,f] ($/lb)	2.18	2.40	(9)%	2.28	(4)%	2.28	2.48	(8)%

Copper all-in sustaining costs[b,f] ($/lb)	3.67	3.59	2%	3.13	17%	3.64	3.26	12%

	As at 6/30/24	As at 3/31/24	% Change	As at 6/30/23	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,724	4,725	0%	4,774	(1)%

Cash and equivalents	4,036	3,942	2%	4,157	(3)%

Debt, net of cash	688	783	(12)%	617	12%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

d.

Total consolidated capital expenditures also includes capitalized interest of $12 million and $25 million, respectively, for the three and six month periods ended June 30, 2024 (March 31, 2024: $13 million and June 30, 2023: $7 million and $15 million, respectively).

e.	Represents net cash provided by operating activities divided by revenue.

f.	On an attributable basis.

g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

h.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2024	16	PRESS RELEASE

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2024	2023	2024	2023

Revenue (notes 4 and 5)	$3,162	$2,833	$5,909	$5,476

Costs and expenses (income)

Cost of sales (notes 4 and 6)	1,979	1,937	3,915	3,878

General and administrative expenses	32	28	60	67

Exploration, evaluation and project expenses	97	101	192	172

Impairment charges (note 8b)	1	22	18	23

Loss (gain) on currency translation	5	(12)	17	26

Closed mine rehabilitation	(9)	(13)	(11)	9

Income from equity investees (note 11)	(115)	(58)	(163)	(111)

Other expense (note 8a)	80	18	97	70

Income before finance costs and income taxes	$1,092	$810	$1,784	$1,342

Finance costs, net	(51)	(44)	(82)	(102)

Income before income taxes	$1,041	$766	$1,702	$1,240

Income tax expense (note 9)	(407)	(264)	(581)	(469)

Net income	$634	$502	$1,121	$771

Attributable to:

Equity holders of Barrick Gold Corporation	$370	$305	$665	$425

Non-controlling interests (note 14)	$264	$197	$456	$346

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 7)

Net income

Basic	$0.21	$0.17	$0.38	$0.24

Diluted	$0.21	$0.17	$0.38	$0.24

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2024	17	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2024	2023	2024	2023

Net income	$634	$502	$1,121	$771

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	—	1	—

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	—	—	—	(3)

Items that will not be reclassified to profit or loss:

Net change on equity investments, net of tax $1, $(1), $1 and $(1)	8	(5)	9	(5)

Total other comprehensive income (loss)	8	(5)	10	(8)

Total comprehensive income	$642	$497	$1,131	$763

Attributable to:

Equity holders of Barrick Gold Corporation	$378	$300	$675	$417

Non-controlling interests	$264	$197	$456	$346

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2024	18	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2024	2023	2024	2023

OPERATING ACTIVITIES

Net income	$634	$502	$1,121	$771

Adjustments for the following items:

Depreciation	480	480	954	975

Finance costs, net	51	44	82	102

Impairment charges (note 8b)	1	22	18	23

Income tax expense (note 9)	407	264	581	469

Income from equity investees (note 11)	(115)	(58)	(163)	(111)

Gain on sale of non-current assets	(5)	(3)	(6)	(6)

Loss (gain) on currency translation	5	(12)	17	26

Change in working capital (note 10)	112	(33)	(129)	(224)

Other operating activities (note 10)	(29)	(63)	(99)	(26)

Operating cash flows before interest and income taxes	1,541	1,143	2,376	1,999

Interest paid	(131)	(130)	(158)	(153)

Interest received	50	51	118	100

Income taxes paid[1]	(301)	(232)	(417)	(338)

Net cash provided by operating activities	1,159	832	1,919	1,608

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 4)	(819)	(769)	(1,547)	(1,457)

Sales proceeds	7	3	7	6

Investment sales	33	—	33	—

Funding of equity method investments (note 11)	(11)	—	(55)	—

Dividends received from equity method investments (note 11)	42	18	89	85

Shareholder loan repayments from equity method investments	45	5	90	5

Net cash used in investing activities	(703)	(743)	(1,383)	(1,361)

FINANCING ACTIVITIES

Lease repayments	(4)	(4)	(7)	(8)

Dividends	(175)	(174)	(350)	(349)

Share buyback program (note 13)	(49)	—	(49)	—

Funding from non-controlling interests (note 14)	30	10	52	10

Disbursements to non-controlling interests (note 14)	(169)	(162)	(290)	(224)

Pueblo Viejo JV partner shareholder loan	5	21	(2)	41

Net cash used in financing activities	(362)	(309)	(646)	(530)

Effect of exchange rate changes on cash and equivalents	—	—	(2)	—

Net increase (decrease) in cash and equivalents	94	(220)	(112)	(283)

Cash and equivalents at the beginning of period	3,942	4,377	4,148	4,440

Cash and equivalents at the end of period	$4,036	$4,157	$4,036	$4,157

[1]

Income taxes paid excludes $12 million (2023: $28 million) for the three months ended June 30, 2024 and $29 million (2023: $56 million) for the six months ended June 30, 2024 of income taxes payable that were settled against offsetting value added taxes (“VAT”) receivables.

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2024	19	PRESS RELEASE

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30, 2024	As at December 31, 2023

ASSETS

Current assets

Cash and equivalents	$4,036	$4,148

Accounts receivable	566	693

Inventories	1,684	1,782

Other current assets	916	815

Total current assets	$7,202	$7,438

Non-current assets

Non-current portion of inventory	2,725	2,738

Equity in investees (note 11)	4,262	4,133

Property, plant and equipment	26,994	26,416

Intangible assets	148	149

Goodwill	3,581	3,581

Other assets	1,307	1,356

Total assets	$46,219	$45,811

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,386	$1,503

Debt	11	11

Current income tax liabilities	427	303

Other current liabilities	568	539

Total current liabilities	$2,392	$2,356

Non-current liabilities

Debt	4,713	4,715

Provisions	1,946	2,058

Deferred income tax liabilities	3,471	3,439

Other liabilities	1,202	1,241

Total liabilities	$13,724	$13,809

Equity

Capital stock (note 13)	$28,071	$28,117

Deficit	(6,400)	(6,713)

Accumulated other comprehensive income	34	24

Other	1,911	1,913

Total equity attributable to Barrick Gold Corporation shareholders	$23,616	$23,341

Non-controlling interests (note 14)	8,879	8,661

Total equity	$32,495	$32,002

Contingencies and commitments (notes 4 and 15)

Total liabilities and equity	$46,219	$45,811

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2024	20	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

Net income	—	—	665	—	—	665	456	1,121

Total other comprehensive income	—	—	—	10	—	10	—	10

Total comprehensive income	—	—	665	10	—	675	456	1,131

Transactions with owners

Dividends	—	—	(350)	—	—	(350)	—	(350)

Funding from non-controlling interests (note 14)	—	—	—	—	—	—	52	52

Disbursements to non-controlling interests (note 14)	—	—	—	—	—	—	(290)	(290)

Dividend reinvestment plan (note 13)	114	2	(2)	—	—	—	—	—

Share buyback program (note 13)	(2,950)	(48)	—	—	(2)	(50)	—	(50)

Total transactions with owners	(2,836)	(46)	(352)	—	(2)	(400)	(238)	(638)

At June 30, 2024	1,752,734	$28,071	($6,400)	$34	$1,911	$23,616	$8,879	$32,495

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

Net income	—	—	425	—	—	425	346	771

Total other comprehensive loss	—	—	—	(8)	—	(8)	—	(8)

Total comprehensive income (loss)	—	—	425	(8)	—	417	346	763

Transactions with owners

Dividends	—	—	(349)	—	—	(349)	—	(349)

Funding from non-controlling interests	—	—	—	—	—	—	10	10

Disbursements to non-controlling interests	—	—	—	—	—	—	(228)	(228)

Dividend reinvestment plan	118	2	(2)	—	—	—	—	—

Total transactions with owners	118	2	(351)	—	—	(349)	(218)	(567)

At June 30, 2023	1,755,468	$28,116	($7,208)	$18	$1,913	$22,839	$8,646	$31,485

[1]	Includes cumulative translation losses at June 30, 2024: $95 million (December 31, 2023: $ 95 million; June 30, 2023: $95 million).
[2]	Includes additional paid-in capital as at June 30, 2024: $1,873 million (December 31, 2023: $1,875 million; June 30, 2023: $ 1,875 million).

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2024	21	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive (in this capacity, Mr. Bottoms is also responsible on an interim basis for scientific and technical information relating to the Latin America and Asia Pacific region); John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration — each a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2023.

Endnotes

Endnote 1

Net earnings represents net earnings attributable to the equity holders of the Company.

Endnote 2

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business and which is aligned with how we present our forward looking guidance on gold ounces and copper pounds produced. Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit. Starting with the Q2 2024 MD&A, we are presenting net leverage as a non-GAAP ratio and is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet. EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2024	22	PRESS RELEASE

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)	For the three months ended			For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23

Net earnings	634	487	502	1,121	771

Income tax expense	407	174	264	581	469

Finance costs, net[a]	28	10	23	38	60

Depreciation	480	474	480	954	975

EBITDA	1,549	1,145	1,269	2,694	2,275

Impairment charges of non-current assets[b]	1	17	22	18	23

Acquisition/disposition gains	(5)	(1)	(3)	(6)	(6)

Loss (gain) on currency translation	5	12	(12)	17	26

Other expense (income) adjustments[c]	48	(9)	(3)	39	60

Income tax expense, net finance costs[a], and depreciation from equity investees	119	102	95	221	173

Adjusted EBITDA	1,717	1,266	1,368	2,983	2,551

Non-controlling Interests	(428)	(359)	(380)	(787)	(712)

Attributable EBITDA	1,289	907	988	2,196	1,839

Revenues - as adjusted[d]	2,658	2,222	2,346	4,880	4,534

Attributable EBITDA margin[e]	48%	41%	42%	45%	41%
				As at 6/30/24	As at 12/31/23

Net leverage[f]				0.1:1	0.1:1

[a].	Finance costs exclude accretion.

[b].	The net impairment charges for the six month periods ended June 30, 2024 and June 30, 2023 relate to miscellaneous assets.

[c].

For the three and six month periods ended June 30, 2024, other expense (income) adjustments include the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile. Other expense (income) adjustments for the six month period ended June 30, 2023 mainly related to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership, and care and maintenance expenses at Porgera.

d.	Refer to Reconciliation of Sales to Realized Price per ounce/pound on page 76 of the Q2 2024 MD&A.
e.	Represents attributable EBITDA divided by revenues - as adjusted.
f.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Endnote 3

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23

Net cash provided by operating activities	1,159	760	832	1,919	1,608

Capital expenditures	(819)	(728)	(769)	(1,547)	(1,457)

Free cash flow	340	32	63	372	151

Endnote 4

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these

BARRICK SECOND QUARTER 2024	23	PRESS RELEASE

measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23

Net earnings attributable to equity holders of the Company	370	295	305	665	425

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	1	17	22	18	23

Acquisition/disposition gains	(5)	(1)	(3)	(6)	(6)

Loss on currency translation	5	12	(12)	17	26

Significant tax adjustments[b]	137	29	33	166	81

Other expense (income) adjustments[c]	48	(9)	(3)	39	60

Non-controlling interest[d]	0	(4)	(7)	(4)	(13)

Tax effect[d]	1	(6)	1	(5)	(13)

Adjusted net earnings	557	333	336	890	583

Net earnings per share[e]	0.21	0.17	0.17	0.38	0.24

Adjusted net earnings per share[e]	0.32	0.19	0.19	0.51	0.33

a.	The net impairment charges for the six month periods ended June 30, 2024 and June 30, 2023 relate to miscellaneous assets.

b.

For the three and six month periods ended June 30, 2024, significant tax adjustments include the proposed settlement of the Zaldívar Tax Assessments in Chile. Significant tax adjustments for the six month period ended June 30, 2024 also include the de-recognition of deferred tax assets, and adjustments in respect of prior years and the re-measurement of deferred tax balances. For the six month period ended June 30, 2023, significant tax adjustments mainly related to the settlement agreement to resolve the tax dispute at Porgera, adjustments in respect of prior years and the re-measurement of deferred tax balances.

c.

For the three and six month periods ended June 30, 2024, other expense (income) adjustments include the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile. Other expense (income) adjustments for the six month period ended June 30, 2023 mainly related to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership, and care and maintenance expenses at Porgera.

d.	Non-controlling interest and tax effect for the six month period ended June 30, 2024 primarily relates to net impairment charges.

e.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 5

Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.

Endnote 6

A Tier One Gold Asset is an asset with a $1,300/oz reserve with potential for 5 million ounces to support a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all-in sustaining costs per ounce in the lower half of the industry cost curve. Tier One Assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven addition.

Endnote 7

Indicative gold production profile from Fourmile which is conceptual in nature. Subject to change following completion of the pre-feasibility study. Fourmile is currently 100% owned by Barrick. As previously disclosed, Barrick anticipates Fourmile being contributed to the Nevada Gold Mines joint venture, at fair market value, if certain criteria are met.

Endnote 8

See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.

Endnote 9

On an attributable basis.

Endnote 10

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial

BARRICK SECOND QUARTER 2024	24	PRESS RELEASE

performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
	For the three months ended						For the six months ended

	6/30/24	3/31/24	6/30/23	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23	6/30/24	6/30/23

Sales	2,868	2,528	2,584	219	163	189	5,396	4,995	382	360

Sales applicable to non-controlling interests	(850)	(795)	(787)	0	0	0	(1,645)	(1,510)	0	0

Sales applicable to equity method investments[a,b]	217	151	171	161	136	133	368	297	297	293

Sales applicable to sites in closure or care and maintenance[c]	(3)	(2)	(2)	0	0	0	(5)	(9)	0	0

Treatment and refinement charges	8	7	8	38	34	50	15	15	72	93

Other[d]	0	0	0	0	0	0	0	0	0	0

Revenues – as adjusted	2,240	1,889	1,974	418	333	372	4,129	3,788	751	746

Ounces/pounds sold (000s ounces/millions pounds)[c]	956	910	1,001	93	86	101	1,866	1,955	179	190

Realized gold/copper price per ounce/pound[e]	2,344	2,075	1,972	4.53	3.86	3.70	2,213	1,938	4.21	3.93

a.

Represents sales of $217 million and $368 million, respectively, for the three and six month periods ended June 30, 2024 (March 31, 2024: $151 million and June 30, 2023: $171 million and $297 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $89 million and $169 million, respectively, for the three and six month periods ended June 30, 2024 (March 31, 2024: $80 million and June 30, 2023: $81 million and $179 million, respectively) applicable to our 50% equity method investment in Zaldívar and $79 million and $141 million, respectively (March 31, 2024: $62 million and June 30, 2023: $58 million and $127 million, respectively), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.

c.

On an attributable basis. Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e of the 2023 Annual Financial Statements for more information.

e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 11

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended			For the nine months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23

Minesite sustaining capital expenditures	631	550	524	1,181	978

Project capital expenditures	176	165	238	341	464

Capitalized interest	12	13	7	25	15

Total consolidated capital expenditures	819	728	769	1,547	1,457

Endnote 12

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu, our 50% share of Zaldívar and Jabal Sayid and, beginning in 2024, our 24.5% share of Porgera.

Endnote 13

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

Endnote 14

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick,

BARRICK SECOND QUARTER 2024	25	PRESS RELEASE

the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All-in costs” per ounce start with “All-in sustaining costs” and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2024	26	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the six months ended
	Footnote	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23

Cost of sales applicable to gold production		1,799	1,761	1,753	3,560	3,514

Depreciation		(401)	(407)	(413)	(808)	(858)

Cash cost of sales applicable to equity method investments		77	56	67	133	130

By-product credits		(75)	(56)	(60)	(131)	(121)

Non-recurring items	a	0	0	0	0	0

Other	b	5	2	5	7	5

Non-controlling interests	c	(393)	(400)	(388)	(793)	(766)

Total cash costs		1,012	956	964	1,968	1,904

General & administrative costs		32	28	28	60	67

Minesite exploration and evaluation costs	d	6	13	14	19	25

Minesite sustaining capital expenditures	e	631	550	524	1,181	978

Sustaining leases		9	6	9	15	16

Rehabilitation - accretion and amortization (operating sites)	f	20	17	15	37	29

Non-controlling interest, copper operations and other	g	(278)	(224)	(197)	(502)	(356)

All-in sustaining costs		1,432	1,346	1,357	2,778	2,663

Global exploration and evaluation and project expense	d	91	82	87	173	147

Community relations costs not related to current operations		0	0	1	0	1

Project capital expenditures	e	176	165	238	341	464

Non-sustaining leases		0	0	0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	7	7	6	14	12

Non-controlling interest and copper operations and other	g	(37)	(92)	(122)	(129)	(210)

All-in costs		1,669	1,508	1,567	3,177	3,077

Ounces sold - attributable basis (000s ounces)	h	956	910	1,001	1,866	1,955

Cost of sales per ounce	i,j	1,441	1,425	1,323	1,433	1,350

Total cash costs per ounce	j	1,059	1,051	963	1,055	974

Total cash costs per ounce (on a co-product basis)	j,k	1,112	1,093	1,003	1,103	1,016

All-in sustaining costs per ounce	j	1,498	1,474	1,355	1,489	1,362

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,551	1,516	1,395	1,537	1,404

All-in costs per ounce	j	1,746	1,657	1,566	1,702	1,574

All-in costs per ounce (on a co-product basis)	j,k	1,799	1,699	1,606	1,750	1,616

a.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.	Other

Other adjustments for the three and six month periods ended June 30, 2024 include the removal of total cash costs and by-product credits associated with Pierina of $nil and $nil, respectively (March 31, 2024: $nil; June 30, 2023: $nil and $3 million, respectively), which was producing incidental ounces until December 31, 2023 while in closure.

c.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $532 million and $1,074 million, respectively, for the three and six month periods ended June 30, 2024 (March 31, 2024: $542 million and June 30, 2023: $533 million and $1,062 million, respectively). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 4 to the Financial Statements for further information.

d.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 50 of the Q2 2024 MD&A.

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year include the plant expansion project at Pueblo Viejo and the TS solar project at NGM. Refer to page 50 of the Q2 2024 MD&A.

f.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

BARRICK SECOND QUARTER 2024	27	PRESS RELEASE

($ millions)		For the three months ended		For the six months ended

Non-controlling interest, copper operations and other	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23

General & administrative costs	(6)	(4)	(5)	(10)	(11)

Minesite exploration and evaluation expenses	(4)	(2)	(4)	(6)	(8)

Rehabilitation - accretion and amortization (operating sites)	(6)	(5)	(5)	(11)	(10)

Minesite sustaining capital expenditures	(262)	(213)	(183)	(475)	(327)

All-in sustaining costs total	(278)	(224)	(197)	(502)	(356)

Global exploration and evaluation and project expense	(30)	(44)	(37)	(74)	(49)

Project capital expenditures	(7)	(48)	(85)	(55)	(161)

All-in costs total	(37)	(92)	(122)	(129)	(210)

h. Ounces sold - attributable basis

Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i. Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $nil and $nil, respectively, for the three and six month periods ended June 30, 2024 (March 31, 2024: $nil and June 30, 2023: $nil and $3 million, respectively), which was producing incidental ounces up until December 31, 2023 while in closure. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j. Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
k. Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended		For the six months ended

	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23

By-product credits	75	56	60	131	121

Non-controlling interest	(24)	(18)	(20)	(42)	(39)

By-product credits (net of non-controlling interest)	51	38	40	89	82

Endnote 15

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Our copper cost metrics are still reported on a per pound basis.

Endnote 16

Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 17

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2024	28	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Cost of sales	172	168	176	340	350
Depreciation/amortization	(71)	(60)	(59)	(131)	(103)
Treatment and refinement charges	38	34	50	72	93
Cash cost of sales applicable to equity method investments	84	82	84	166	171
Less: royalties	(16)	(12)	(16)	(28)	(31)
By-product credits	(6)	(5)	(6)	(11)	(10)
Other	0	0	0	0	0
C1 cash costs	201	207	229	408	470
General & administrative costs	5	4	4	9	10
Rehabilitation - accretion and amortization	2	2	2	4	4
Royalties	16	12	16	28	31
Minesite exploration and evaluation costs	1	0	2	1	4
Minesite sustaining capital expenditures	111	83	58	194	91
Sustaining leases	4	1	4	5	7
All-in sustaining costs	340	309	315	649	617
Tonnes sold - attributable basis (thousands of tonnes)	42	39	46	81	86
Pounds sold - attributable basis (millions pounds)	93	86	101	179	190
Cost of sales per pound[a,b]	3.05	3.20	2.84	3.12	3.02
C1 cash costs per pound[a]	2.18	2.40	2.28	2.28	2.48
All-in sustaining costs per pound[a]	3.67	3.59	3.13	3.64	3.26

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 18

Copper margins are calculated as realized price10 per pound of copper minus cost of sales per pound of copper.

Endnote 19

Indicative copper production profile from Lumwana, which is conceptual in nature. Subject to change following completion of the feasibility study.

Endnote 20

Indicative gold and copper recovered production profile from Reko Diq is conceptual in nature and subject to change following completion of the updated feasibility study. Barrick holds a 50% ownership interest in the Reko Diq project following the completion of the transaction allowing for the reconstitution of the project on December 15, 2022. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The remaining 50% of the reconstituted project is held by Pakistani stakeholders. Barrick is the operator of the project.

Endnote 21

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2023, unless otherwise noted. Mineral reserves and resources at Cortez are reported inclusive of Goldrush at Barrick’s 61.5% share. Cortez proven reserves of 1.1 million tonnes grading 1.86g/t representing 0.064 million ounces of gold, and probable reserves of 130 million tonnes grading 2.13g/t representing 9.0 million ounces of gold. Measured resources of 1.1 million tonnes grading 1.86g/t representing 0.064 million ounces of gold, and indicated resources of 190 million tonnes grading 1.97g/t representing 12 million ounces of gold. Inferred resources of 97 million tonnes grading 1.3g/t representing 4.0 million ounce of gold. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included on pages 37-45 of Barrick’s 2023 Annual Information Form/Form 40-F filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Endnote 22

Refer to the Technical Report on the Kibali Gold Mine, Democratic Republic of the Congo dated March 18, 2022 with an effective date of December 31, 2021, and filed on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov on March 18, 2022.

BARRICK SECOND QUARTER 2024	29	PRESS RELEASE

Endnote 23

Lost Time Injury Frequency Rate is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

Endnote 24

Includes Goldrush.

Endnote 25

Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023. On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. As a result, Porgera is included in our 2024 guidance at 24.5%.

Endnote 26

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 27

Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.

Endnote 28

Includes corporate administration costs.

BARRICK SECOND QUARTER 2024	30	PRESS RELEASE

Shares Listed

GOLD  The New York Stock Exchange

ABX   The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

Canada

or

Equiniti Trust Company, LLC

6201 – 15th Avenue

Brooklyn, New York 11219

USA

Telephone: 1 800 387 0825

Fax: 1 888 249 6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861 9911

Email: investor@barrick.com

Website: www.barrick.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 7880 711 386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 7797 711 338

Investor and Media Relations

Kathy du Plessis

+44 207 557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “focus”, “scheduled”, “ramp up”, “commitment” “opportunities”, “foundation”, “guidance”, “project”, “expand”, “invest”, “continue”, “progress”, “develop”, “on track”, “estimate”, “growth”, “potential”, “prospect”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates and anticipated production growth from Barrick’s organic project pipeline and reserve replacement; Barrick’s global exploration strategy and planned exploration activities; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status, including Fourmile and Porgera; Barrick’s copper strategy; our plans for, and expected completion and benefits of, our growth projects; potential mineralization and metal or mineral recoveries; our investment in and expected benefits of process control improvements; targeted first production for the Reko Diq project and its expected mine life; projected annual production for the Goldrush and Fourmile projects; Barrick’s partnership with Papua New Guinea and the sharing of projected economic benefits from Porgera with Papua New Guinea stakeholders under the Community Development Agreement; our pipeline of high confidence projects at or near existing operations, including Fourmile; Barrick’s commitment to the Democratic Republic of the Congo and potential for further growth opportunities at Kibali; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, economic contributions and education, employment and procurement initiatives, climate change (including our GHG emissions reduction targets and renewable energy initiatives), and biodiversity initiatives (including the BRIA); Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the

BARRICK SECOND QUARTER 2024	31	PRESS RELEASE

early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to greenhouse gas emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cyber-attacks, cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2024	32	PRESS RELEASE